Filed pursuant to Rule 433

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplement

dated February 13, 2018 and the

Prospectus dated November 1, 2017

Registration No. 333-221265

Pricing Term Sheet

to Preliminary Prospectus Supplement Dated: February 13, 2018

Ingersoll-Rand Global Holding Company Limited

Issuer:	Ingersoll-Rand Global Holding Company Limited	Ingersoll-Rand Global Holding Company Limited	Ingersoll-Rand Global Holding Company Limited

Guarantors:	Ingersoll-Rand plc Ingersoll-Rand Irish Holdings Unlimited Company Ingersoll-Rand Lux International Holding Company S.à r.l. Ingersoll-Rand Company Ingersoll-Rand Luxembourg Finance S.A.	Ingersoll-Rand plc Ingersoll-Rand Irish Holdings Unlimited Company Ingersoll-Rand Lux International Holding Company S.à r.l. Ingersoll-Rand Company Ingersoll-Rand Luxembourg Finance S.A.	Ingersoll-Rand plc Ingersoll-Rand Irish Holdings Unlimited Company Ingersoll-Rand Lux International Holding Company S.à r.l. Ingersoll-Rand Company Ingersoll-Rand Luxembourg Finance S.A.

Security Description:	Unsecured Senior Notes Due 2021	Unsecured Senior Notes Due 2028	Unsecured Senior Notes Due 2048

Principal Amount:	$300,000,000	$550,000,000	$300,000,000

Gross Proceeds:	$299,514,000	$548,630,500	$298,947,000

Coupon:	2.900%	3.750%	4.300%

Maturity:	February 21, 2021	August 21, 2028	February 21, 2048

Offering Price:	99.838%	99.751%	99.649%

Yield to Maturity:	2.957%	3.779%	4.321%

Spread to Treasury:	+65 basis points	+95 basis points	+120 basis points

Benchmark Treasury:	UST 2.250% due February 15, 2021	UST 2.750% due February 15, 2028	UST 2.750% due November 15, 2047

Benchmark Treasury Yield:	2.307%	2.829%	3.121%

Expected Ratings(*):	Baa2 / BBB (stable/stable)	Baa2 / BBB (stable/stable)	Baa2 / BBB (stable/stable)

Interest Payment Dates:	February 21 and August 21	February 21 and August 21	February 21 and August 21

First Interest Payment Date:	August 21, 2018	August 21, 2018	August 21, 2018

Record Dates:	February 6 and August 6	February 6 and August 6	February 6 and August 6

Optional Redemption:	Callable at greater of 100% of principal and make-whole price of T+10 bps	Callable at greater of 100% of principal and make-whole price of T+15 bps Callable at 100% on or after May 21, 2028	Callable at greater of 100% of principal and make-whole price of T+20 bps Callable at 100% on or after August 21, 2047

Tax Redemption:	Callable at 100% of principal	Callable at 100% of principal	Callable at 100% of principal

Change of Control:	Putable at 101% of principal	Putable at 101% of principal	Putable at 101% of principal

CUSIP:	45687A AM4	45687A AP7	45687A AN2

ISIN:	US45687AAM45	US45687AAP75	US45687AAN28

Clearing System:	DTC	DTC	DTC

Minimum Denominations:	$2,000	$2,000	$2,000

Increments:	$1,000	$1,000	$1,000

Trade Date:	February 13, 2018	February 13, 2018	February 13, 2018

Settlement Date(**):	February 21, 2018 (T+5)	February 21, 2018 (T+5)	February 21, 2018 (T+5)

Book-Running Managers:

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

(*)	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.
(**)	We expect that delivery of the notes will be made against payment therefor on or about the closing date which will be on or about the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next two succeeding business days should consult their own advisor.

Ingersoll Rand plc has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering of notes by Ingersoll-Rand Global Holding Company Limited to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents Ingersoll Rand plc has filed with the SEC for more complete information about the issuer, and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

This pricing term sheet supplements the preliminary form of Prospectus Supplement issued by Ingersoll-Rand Global Holding Company Limited on February 13, 2018 relating to its Prospectus dated November 1, 2017.